Exhibit 99.2

ITW Conference Call

First Quarter

2008

ITW
Agenda

1. Introduction…………………….. John Brooklier/David Speer

2. Financial Overview…………….. Ron Kropp

3. Operating Segments………..…… John Brooklier

4. Forecast 2008……….……….…… Ron Kropp

5. Q & A………………......………… John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding end market conditions, revenue growth, earnings growth, operating income, tax rates, use of free cash, share repurchases and potential acquisitions for the 2008 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn or further downturn in the construction, general industrial, automotive or food institutional/restaurant and service markets, (2) deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

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Telephone replay available through midnight of April 30, 2008

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2007 Q1	2008 Q1	F(U) Last Year Amount	%
Operating Revenues	3,716.6	4,139.4	422.8	11.4%
Operating Income	568.5	520.0	(48.5)	-8.5%
% of Revenues	15.3%	12.6%	-2.7%	
Income from Continuing Operations				
Income Amount	385.0	301.4	(83.6)	-21.7%
Income Per Share-Diluted	0.68	0.57	(0.11)	-16.2%
Net Income				
Income Amount	402.4	303.6	(98.8)	-24.6%
Income Per Share-Diluted	0.71	0.57	(0.14)	-19.7%
Free Operating Cash Flow	337.5	404.9	67.4	20.0%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	0.4%	1.1%	0.1%
Nonvolume-related	-	0.5%	0.1%
Total	0.4%	1.6%	0.2%
Acquisitions/Divestitures	6.2%	0.6%	-0.7%
Translation	4.8%	4.8%	0.1%
Impairment	-	-17.0%	-2.6%
Restructuring	-	1.5%	0.2%
Intercompany/Other	-	-	0.1%
Total	11.4%	-8.5%	-2.7%

ITW
Non Operating & Taxes

	2007 Q1	2008 Q1	F(U) Last Year Amount	%
Operating Income	568.5	520.0	(48.5)	-8.5%
Interest Expense	(24.4)	(37.5)	(13.1)	
Other Income (Expense)	15.0	(21.4)	(36.4)	
Income from Continuing Operations-Pretax	559.1	461.1	(98.0)	-17.5%
Income Taxes	174.1	159.7	14.4	
% to Pretax Income	31.1%	34.6%	-3.5%	
Income from Continuing Operations	385.0	301.4	(83.6)	-21.7%
Income from Discontinued Operations	17.4	2.2	(15.2)	
Net Income	402.4	303.6	(98.8)	-24.6%

ITW
Invested Capital

	3/31/07	12/31/07	3/31/08
Trade Receivables	2,681.5	2,915.5	3,014.4
Days Sales Outstanding	64.2	61.8	65.5
Inventories	1,601.7	1,625.8	1,766.0
Months on Hand	2.0	1.8	2.0
Prepaids and Other Current Assets	444.2	607.7	529.9
Accounts Payable & Accrued Expenses	(1,924.1)	(2,196.0)	(2,224.7)
Operating Working Capital	2,803.3	2,953.0	3,085.6
% to Revenue(Prior 4 Qtrs.)	19%	18%	19%
Net Plant & Equipment	2,070.5	2,194.0	2,247.6
Investments	552.2	507.6	507.0
Goodwill and Intangibles	5,283.6	5,683.3	5,839.5
Other, net	(594.0)	(514.8)	(583.7)
Invested Capital	10,115.6	10,823.1	11,096.0
Return on Average Invested Capital	15.7%	18.3%	12.4%

ITW
Debt & Equity

	3/31/07	12/31/07	3/31/08
Total Capital			
Short Term Debt	577.1	410.5	1,340.0
Long Term Debt	956.3	1,888.8	1,435.4
Total Debt	1,533.4	2,299.3	2,775.4
Stockholders' Equity	9,156.8	9,351.3	9,248.0
Total Capital	10,690.2	11,650.6	12,023.4
Less:			
Cash	(574.6)	(827.5)	(927.4)
Net Debt & Equity	10,115.6	10,823.1	11,096.0
Debt to Total Capital	14%	20%	23%
Shares outstanding at end of period	556.7	530.1	522.8

ITW
Cash Flow

	2007 Q1	2008 Q1
Net Income	402.4	303.6
Adjust for Non-Cash Items	77.2	230.8
Changes in Operating Assets & Liabilities	(56.8)	(40.5)
Net Cash From Operating Activities	422.8	493.9
Additions to Plant & Equipment	(85.3)	(89.0)
Free Operating Cash Flow	337.5	404.9
Stock Repurchase	(179.9)	(385.6)
Acquisitions	(269.1)	(236.0)
Proceeds from Divestitures	91.7	(3.7)
Dividends	(117.3)	(148.4)
Debt	89.2	425.2
Proceeds from Investments	13.1	4.4
Other	19.2	39.1
Net Cash Increase (Decrease)	(15.6)	99.9

ITW
Acquisitions

	2007				2008
	Q1	Q2	Q3	Q4	Q1
Annual Revenues Acquired	399	213	218	165	230
Purchase Price					
Cash Paid	263	216	235	163	219
Stock Issued	-	-	-	-	-
Total	263	216	235	163	219
Number of Acquisitions	9	10	18	15	16

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	554.6	65.1	11.7%
2008 Q1	623.3	69.0	11.1%
$ F(U)	68.7	3.9	-0.6%
% F(U)	12.4%	6.1%	
% F(U) Prior Year			
Base Business			
Operating Leverage	0.7%	2.6%	0.2%
Nonvolume-related	-	-7.1%	-0.8%
Total	0.7%	-4.5%	-0.6%
Acquisitions/Divestitures	4.9%	1.7%	-0.3%
Translation	6.7%	7.4%	0.1%
Impairment	-	-	-
Restructuring	-	1.4%	0.2%
Other	0.1%	0.1%	-
Total	12.4%	6.1%	-0.6%

Industrial Packaging
Key Points

- **Total segment base revenues: +1% for Q1 '08**
  - **Strapping consumables/equipment base revenues: -1%**
  - **All other industrial packaging base revenues: +6%**
- **Q1 International base revenues: +3%**
  - **Strapping consumables base revenues: -3%**
  - **Equipment base revenues: -2%**
- **Q1 North America base revenues: -2%**
  - **Strapping consumables base revenues: -3%; largely driven by weakness in residential construction and primary metals**
  - **Strapping equipment base revenues: +11%**

Power Systems and Electronics Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	554.4	116.1	20.9%
2008 Q1	582.4	124.8	21.4%
$ F(U)	28.0	8.7	0.5%
% F(U)	5.0%	7.5%	
% F(U) Prior Year			
Base Business			
Operating Leverage	0.9%	1.5%	0.1%
Nonvolume-related	-	3.9%	0.9%
Total	0.9%	5.4%	1.0%
Acquisitions/Divestitures	2.0%	1.1%	-0.2%
Translation	2.2%	1.9%	-0.1%
Impairment	-	-0.7%	-0.2%
Restructuring	-	-0.2%	-
Other	-0.1%	-	-
Total	5.0%	7.5%	0.5%

Power Systems and Electronics
Key Points

- **Total segment base revenues: +1% in Q1 '08**

- **Welding accounts for nearly 75% of total segment revenues**

- **In Q1, Welding's worldwide base revenues: +3%**
  - **Welding's Q1 International base revenues: +18%**
    - **Double digit growth in Asia due to high levels of demand for specialty consumable products serving energy/pipeline and shipping end markets**
    - **Double digit base revenue growth in Europe**
  - **Welding's Q1 North America base revenues: -2%**
    - **Weakening demand from customers in construction/assorted manufacturing sectors**

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	**529.3**	**84.3**	**15.9%**
2008 Q1	**594.3**	**91.7**	**15.4%**
$ F(U)	**65.0**	**7.4**	**-0.5%**
% F(U)	**12.3%**	**8.7%**	
% F(U) Prior Year			
Base Business			
Operating Leverage	**1.1%**	**2.6%**	**0.2%**
Nonvolume-related	**-**	**-3.1%**	**-0.5%**
Total	**1.1%**	**-0.5%**	**-0.3%**
Acquisitions/Divestitures	**5.9%**	**1.1%**	**-0.7%**
Translation	**5.3%**	**5.1%**	**-**
Impairment	**-**	**-**	**-**
Restructuring	**-**	**2.9%**	**0.5%**
Other	**-**	**0.1%**	**-**
Total	**12.3%**	**8.7%**	**-0.5%**

Transportation
Key Points

- **Total segment base revenues: +1% in Q1 '08**
  - **International base revenues: +6%**
  - **North America base revenues: -3%**

- **Auto OEM/Tiers worldwide base revenues: slightly positive in Q1**
  - **International Q1 base revenues: +6%**
    - **Growth driven by 7% increase in international builds: Renault Group: +19%; Daimler: +17%; BMW: +10%; VW Group: +7%; GM group: +5%; and Fiat: +3%**
    - **Expect full-year 2008 builds: +4% to +5%**
  - **North America Q1 base revenues: -5%**
    - **Q1 Detroit 3 builds decline 13%: GM: -17%; Ford: -6%; Chrysler: -16%**
    - **Q1 New Domestics: -1%**
    - **Q1 combined build: -9%**
    - **Expect full-year 2008 combined builds to decline 6% to 8%**

- **Auto aftermarket Q1 worldwide base revenues: +4%**

17

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	474.5	52.6	11.1%
2008 Q1	484.0	50.4	10.4%
$ F(U)	9.5	(2.2)	-0.7%
% F(U)	2.0%	-4.1%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-5.7%	-21.0%	-1.8%
Nonvolume-related	-	-3.9%	-0.5%
Total	-5.7%	-24.9%	-2.3%
Acquisitions/Divestitures	0.6%	-1.1%	-0.2%
Translation	7.1%	9.4%	0.3%
Impairment	-	0.7%	0.1%
Restructuring	-	11.7%	1.4%
Other	-	0.1%	-
Total	2.0%	-4.1%	-0.7%

Construction Products
Key Points

- **Total segment base revenues: -6% in Q1 '08**

- **North America Q1 base revenues: -18%**
  - **Q1 Residential: -20% vs. -29% housing start decrease in Q1 '08**
  - **Q1 Renovation: -16% due to weakness at Big Box stores**
  - **Q1 Commercial Construction base revenues: -8% largely due to fall off in stores/food service; warehouses; manufacturing categories**

- **International Q1 base revenues: +4%**
  - **Q1 Asia-Pacific: base revenues: +9%**
  - **Q1 Europe: base revenues: flat: Ireland, U.K., Spain all weak**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	390.6	69.4	17.8%
2008 Q1	509.7	71.0	13.9%
$ F(U)	119.1	1.6	-3.9%
% F(U)	30.5%	2.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	6.1%	15.0%	1.5%
Nonvolume-related	-	-8.7%	-1.5%
Total	6.1%	6.3%	0.0%
Acquisitions/Divestitures	20.1%	-5.4%	-3.5%
Translation	4.3%	4.0%	0.1%
Impairment	-	-	-
Restructuring	-	-2.5%	-0.4%
Other	-	-	-0.1%
Total	30.5%	2.4%	-3.9%

Food Equipment
Key Points

- **Total segment base revenues: +6% in Q1 '08**

- **North America Q1 base revenues: +2%**
  - **Q1 Institutional base revenues: +1%**
  - **Q1 Service base revenues: +5%**
  - **Q1 Retail base revenues: +3%**

- **International Q1 base revenues: +13%**
  - **Q1 Asia-Pacific: base revenues: +16%**
    - **Growth driven by demand from institutional customers**
  - **Q1 Europe: base revenues: +12%**

Decorative Surfaces
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	283.7	28.3	10.0%
2008 Q1	302.5	33.3	11.0%
$ F(U)	18.8	5.0	1.0%
% F(U)	6.6%	17.5%	
% F(U) Prior Year			
Base Business			
Operating Leverage	2.2%	9.0%	0.7%
Nonvolume-related	-	5.2%	0.5%
Total	2.2%	14.2%	1.2%
Acquisitions/Divestitures	-	-	-
Translation	4.5%	2.9%	-0.2%
Impairment	-	-	-
Restructuring	-	0.4%	-
Other	-0.1%	-	-
Total	6.6%	17.5%	1.0%

Decorative Surfaces
Key Points

- **Total segment base revenues: +2% in Q1 '08**

- **North America Q1 base revenues: +1% in Q1**
  - **Q1 laminate base revenues: flat due to larger commercial construction exposure and success of premium priced high definition laminate product line**
  - **Q1 flooring base revenues: +10% due to new products/easier comparisons from year ago period**

- **International Q1 base revenues: +4%**
  - **Q1 European base revenues: +4%**
  - **Q1 Asia-Pacific base revenues: +6%**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	**201.7**	**30.4**	**15.1%**
2008 Q1	**256.8**	**37.3**	**14.5%**
$ F(U)	**55.1**	**6.9**	**-0.6%**
% F(U)	**27.3%**	**22.8%**	
% F(U) Prior Year			
Base Business			
Operating Leverage	**4.5%**	**13.1%**	**1.3%**
Nonvolume-related	**-**	**-0.6%**	**-0.1%**
Total	**4.5%**	**12.5%**	**1.2%**
Acquisitions/Divestitures	**17.1%**	**2.0%**	**-2.1%**
Translation	**5.7%**	**5.9%**	**0.1%**
Impairment	**-**	**2.8%**	**0.4%**
Restructuring	**-**	**-0.2%**	**-**
Other	**-**	**-0.2%**	**-0.2%**
Total	**27.3%**	**22.8%**	**-0.6%**

24

Polymers and Fluids
Key Points

- **Total segment base revenues: +4% in Q1 '08**
  - **International Q1 base revenues: +7%**
  - **North America Q1 base revenues: +1%**

- **Q1 worldwide polymers base revenues: +5%**
  - **International Q1 base revenues: +8%**
  - **North America Q1 base revenues: +2%**
    - **Industrial adhesives base revenues grew 3% with strength in MRO/OEM and power industries**

- **Q1 worldwide fluids base revenues: +3%**
  - **International Q1 base revenues: +5%**
  - **North America Q1 base revenues: +1%**
    - **Strength in MRO/OEM partially offset by weakness in janitorial/sanitation categories**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	739.2	122.4	16.6%
2008 Q1	800.5	42.4	5.3%
$ F(U)	61.3	(80.0)	-11.3%
% F(U)	8.3%	-65.3%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-1.6%	-4.4%	-0.5%
Nonvolume-related	-	10.2%	1.7%
Total	-1.6%	5.8%	1.2%
Acquisitions/Divestitures	6.2%	2.8%	0.2%
Translation	3.7%	4.5%	0.5%
Impairment	-	-79.2%	-13.3%
Restructuring	-	0.7%	0.1%
Other	-	0.1%	-
Total	8.3%	-65.3%	-11.3%

All Other
Key Points

- **Total segment base revenues: -2% in Q1 '08**
  - **North America Q1 base revenues: -2%**
  - **International Q1 base revenues: -3%**

- **Q1 worldwide consumer packaging Q1 base revenues: -1%**
  - **Weakness in marking, labeling and coating offset strength in Hi-Cone and Zip-Pak**

- **Q1 worldwide test and measurement Q1 base revenues: +10%**

- **Q1 worldwide finishing Q1 base revenues: -2%**

- **Q1 worldwide appliance/industrial Q1 base revenues: -8%**
  - **Worldwide appliance base revenues decline 6% in Q1**

ITW
2008 Forecast

	Low	High	Mid Point
2nd Quarter			
Total Revenues	9%	12%	11%
Diluted Income per Share - Continuing	$0.94	$1.00	$0.97
% F(U) 2007	8%	15%	11%
Full Year			
Total Revenues	8%	12%	10%
Diluted Income per Share - Continuing	$3.35	$3.49	$3.42
% F(U) 2007	2%	6%	4%

ITW 2008 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $0.8 billion to $1.2 billion range.**

- **Share repurchases of $0.8 billion to $1.0 billion for the year.**

- **No further impairment of goodwill/intangibles.**

- **Net nonoperating expense, including interest expense and other nonoperating income, of $135 to $145 million, which is higher than 2007 by $92 to $102 million.**

- **Tax rate range of 28.75% to 29.25% for the second quarter and 29.75% to 30.25% for the year.**

ITW Conference Call

Q & A

First Quarter

2008